UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Boxabl Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3491853
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5345 E. N. Belt Road, North Las Vegas, NV 89115

(Full mailing address of principal executive offices)

(702) 500-9000

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our special annual report filed on Form 1-K on July 29, 2022. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022.

Results of Operations

We have recently commenced sales of our principal products and our results to date reflect efforts to build our initial business. Our gross revenues for the six month period ended June 30, 2022 were $7,648,746 compared to no revenues for the six month period ended June 30, 2021. Revenue for the first six months of 2022 was generated from our core business activity of manufacturing and delivering our Casita Boxes. Gross revenues for this period were offset by cost of goods sold of $11,018,993, for net revenues of $(3,370,247). Costs of goods sold include raw materials and assembly costs, shipping, and labor. As we continue to refine and scale up operations, we anticipate our costs of goods coming in line with revenues in order to achieve positive net revenues. See “Unit Economics” below.

Also included in the costs of goods sold will be a 1% royalty paid to Build IP LLC, a company controlled by our founder and CEO, Paolo Tiramani, under the terms of our exclusive license agreement to utilize the patented technology necessary to produce and deliver our Boxes.

For the six months ended June 30, 2022, we incurred $9,955,415 of operating expenses, a $7,797,429 increase over operating expenses for the six months ended June 30, 2021, reflecting a significant increase in operating activity. Our main expense increase was the result of additional research and development expenses related to developments in our manufacturing process. In addition, we increased our general and administrative expenses related to increased payroll costs resulting from hiring key positions on the factory floor and for company administration. We also had a significant increase in sales and marketing expense related to our effort to promote our offerings of securities under Regulation A, Regulation D, and Regulation CF. We anticipate that general and administrative expenses will continue to increase as we continue to expand production capacity. We also expect an increase in rent, shop supplies, equipment, utilities, raw materials and payroll expenses as we continue to ramp up operations.

Based on the foregoing, we incurred an operating loss of $13,325,662 and net loss of $31,113,897 for the six months ended June 30, 2022, compared to a net loss of $2,157,986 for the six months ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2022, the company held $56,799,665 in cash as a result of financing efforts across our offerings under Regulation A, Regulation D, and Regulation CF. Our physical assets increased significantly over December 31, 2021 as well, with inventory of $7,550,118, and net property of $6,261,448 as of December 31, 2021. At that time, we also had $1,223,757 in account payable current liability, along with $356,293 in accrued expenses, and $3,475,894 in customer deposits.

As a result of the Regulation A offering, we have converted all convertible notes that were outstanding as of December 31, 2021. Those notes converted into the Series A-1 Preferred Stock of the Company. That conversion eliminated the outstanding liability of $30,925,075, plus $1,113,795 in interest that had accrued on the notes as of December 31, 2021. As a result, our total liabilities decreased from $41,415,979 to $6,693,808 between December 31, 2021 and June 30, 2022, whereas our total assets increased from $34,617,526 to $74,285,525.

After having our operations initially financed by our founders, the Company has opened up to public investors through its offerings under Regulation A, Regulation D, and Regulation CF. For instance, in our offerings of Series A-2 Preferred Stock, the Company has raised $43,367,600 as of June 30, 2022.

We have been extremely excited by the fundraising success we have experienced as result of these offerings. We have seen an incredible amount of engagement from investors who understand what we are aiming to deliver—a transformation of the way people conceive of and build houses.

Inventory

With proceeds from our offerings discussed above, we have been able to begin production and delivery of Casita Boxes. The production process begins by acquiring raw materials, which have seen increased delivery delays worldwide. To get ahead of these delays, we have acquired those materials in anticipation of additional orders.  As of June 30, 2022, we had $7,550,118 of inventory compared to $4,916,235 in inventory as of December 31, 2021.

Deferred Revenue

As of June 30, 2022, our balance sheet reflects the amount received on customer orders that have not yet been delivered as deferred revenue of $1,150,000. We anticipate completing these deliveries by early 2023.

Customer Deposits

As part of our waitlist program for the Casita, we have allowed for potential customers to reserve a place in line, or make small deposits towards the purchase of a Casita. As of June 30, 2022, we had recorded $3,475,894 in customer deposits as a liability to the company.

Expense Commitments

On December 28, 2020, we entered into a sixty-five month lease for a site which we will make into our manufacturing facilities, with the lease date beginning May 1, 2021. The initial monthly rent is $87,728.60 per month for the first 12 month, which as increased to $90,360,46 for months 13 through 24.

On June 13, 2022, we entered into a lease for additional industrial space which will support and enhance our operations at our initial manufacturing facility. The initial monthly rent is $103,708.80 per month for the first 12 months. We have provided a security deposit of $611,616.

Plan of Operations

Now that we have proven our concept to builders at trade shows, and received significant interest in the form of waitlist subscribers, and deposits on the purchase of Casita Boxes, we are entering a capital-intensive phase of operations.

We have moved all equipment to the new factory, which is functional and producing Casitas. Additional capital will allow for acquiring raw materials ahead of receiving orders in order to ensure a steady supply of materials to build our Casitas, as well as acquiring additional capital equipment to increase production efficiency and maximize output at our starter production facility.

Planned Timeline

With the success of our initial fundraising through our offerings under Regulation A, Regulation D, and Regulation CF, we have continued to advance our planned timeline beyond initial delivery orders and developing our second production facility. As of August 26, 2022, we see our next 12-month timeline as follows:

Month 1-3:	Move into the second production facility and install electrical and equipment to begin production.

Month 3-6:	Complete setup of our second facility and integrate into our production process with our initial facility.

Month 8:	Upgrade factory equipment, including our conveyor system, CNC equipment, paint booth, and lamination system.

Month 9:	Begin production of our next generation Casita.

Month 12+:	Ramp up production to achieve our desired production at scale.

There is no assurance that we will be able to meet this timeline. It is provided to identify our intentions for moving forward during the next 12 months of operation.

Unit Economics

Our current modeling shows that we will be able to construct Casitas at an approximate cost of $30,000 per unit. This includes the structure, finishings, appliances, and labor. Our initial units delivered as part of the order to ADS, Inc. have been above this price point, at approximately $46,600 material cost, as a result of components over which we believe our procedures and factory setting will allow for greater scale and reduced cost in the future, including the insulation, trim, and exterior skin. With improvements in our manufacturing process, we have been able to reduce our total materials cost down per Casita. We believe there is more opportunity to reduce those costs of our manufacturing inputs through advantageous relationships with strategic partners as we continue to scale up production into 2023.

As a result of inflation, and materials price increases, we have determined that our per unit selling price for the Casitas will be increased from $50,000 to $60,000. This price will not include shipping, which will be the responsibility of the customer.

Trend Information

In total we have received interest from more than 144,000 potential customers wishing to reserve their place in line for when production of the Casita begins for retail sales. Each of these potential customers have agreed to our Room Module Order Agreement. Of that number, approximately 7,700 have placed deposits ranging for $100, $200, or $1,200 for over 15,000 Casitas. The purchase of a single Casita by each of those potential customers who have placed deposits represents potential revenue of $900 million, and potential revenue of over $8 billion if all potential customers, including those who have not placed deposits, were to order one Casita. While we are not guaranteed to receive binding orders or revenue from them, they demonstrate significant interest in our product that requires us to continue focusing on scaling up our production capacity.

Currently at our initial production facility, we believe we will be able to produce six Boxes per shift. We worked with industry leading consultants to develop a plan for maximizing production efforts through automation, process efficiency, and supply chain considerations. If we are able to achieve the plan as set out by our consultants, this would result in constructing approximately 400 Boxes in the first year, and 3,600 in the second year once we reach standard production, which would consist of two shifts per day, six days a week, and result in producing one Box every 90 minutes. We believe our second production facility, when integrated with our initial facility, will allow for even greater production efficiencies.

With the success of our fundraising, and apparent demand for our Casitas, we have begun exploring opportunities for a third production facility, and the use of financing options in addition to equity raises. No definite plans or financing is in place for any potential third facility.

We have taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people and securing the supple of materials that are essential to our production process, such as sheet steel, EPS foam, and PVC extrusions. At this stage, the impact of our business and results has not been significant. We do expect a reduction in the supply of goods and materials from our Chinese suppliers, which supply magnesium oxide board. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

Boxabl Inc.

Balance Sheets

as of June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
ASSETS

Current Assets:
Cash and Cash Equivalents	$ 56,799,665	$ 21,415,506
Accounts Receivable	-	488,949
Inventory	7,550,118	4,916,235
Deposits on Inventory	845,379	858,818
Prepaids	245,591	119,617
Deposits in Escrow	1,180,507	519,756

Total Current Assets	66,621,260	28,318,881

Property, Equipment, and Other Assets:
Property and Equipment-Net	6,261,448	5,109,604
Deposits on Equipment	266,201	651,041
Deferred Offering Costs	-	13,000
Security Deposit	1,136,616	525,000

Total Property, Equipment, and Other Assets	7,664,265	6,298,645

TOTAL ASSETS	$ 74,285,525	$ 34,617,526

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts Payable	1,223,757	1,309,172
Accrued Expenses	356,293	242,955
Customer Deposits	3,475,894	1,767,424
Deferred Revenue	1,150,000	5,467,332
Other Current Liabilities	100,834	164,739

Total Current Liabilities	6,306,778	8,951,622

Long-Term Liabilities:
Convertible Promissory Notes	-	30,925,075
Accrued Interest on Convertible Promissory Notes	-	1,133,795
Other Long-Term Payable	387,030	405,487

Total Notes Payable & Convertible Promissory Notes	387,030	32,464,357

TOTAL LIABILITIES	6,693,808	41,415,979

Commitments and contingencies

Stockholders' Equity (Deficit):
Series A Preferred Stock $0.00001 par, 250 and 75 million shares authorized, 189,280,530 and 188,508,830 shares issued and outstanding as of 6/30/22 and 12/31/21, respectively	2,600,179	2,589,375
Series A-1 Preferred Stock $0.0001 par, 1.1 billion shares authorized, 853,837,475 and 68,097,240 shares issued and outstanding as of 6/30/22 and 12/31/21, respectively	66,572,012	4,498,515
Series A-2 Preferred Stock $0.00001 par, 1.15 billion shares authorized, 56,474,604 and 0 shares issued and outstanding as of 6/30/22 and 12/31/21, respectively	43,370,600	-
Common Stock $0.00001 par, 6.6 billion shares authorized, 3 billion shares issued and outstanding	300,000	300,000
Additional Paid-In-Capital	1,378,921	1,378,921
Accumulated Deficit	(46,629,995)	(15,565,264)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	67,591,717	(6,798,453)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 74,285,525	$ 34,617,526

See accompanying notes to financial statements.

Boxabl Inc.

Statements of Operations

For the six months ended June 30, 2022 and 2021

	June 30, 2022	June 30, 2021

Revenues	$ 7,648,746	$ -

Cost of Goods Sold	11,018,993	-

Gross Loss	(3,370,247)	-

Operating Expenses:
General and Administrative	3,512,591	1,554,995
Sales and Marketing	2,928,853	292,624
Research and Development	3,513,971	310,367

Total Operating Expenses	9,955,415	2,157,986

OPERATING LOSS	(13,325,662)	(2,157,986)

Other Income/(Expense:
Interest Expense and Fees	17,788,235	-

NET LOSS	$ (31,113,897)	$ (2,157,986)

Net loss per common share - basic and diluted	-	(0.0007)

Weighted average common shares - basic and diluted	3,000,000,000	3,000,000,000

See accompanying notes to financial statements.

Boxabl Inc.

Statements of Changes to Stockholders’ Equity (Deficit)

For the six months ended June 30, 2022 and 2021

			Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
			Shares	Amount	Shares	Amount	Shares	Amount	Paid-in-Capital	Deficit	Equity (Deficit)

Balance as of January 1, 2021					170,864,790	$ 2,289,425	3,000,000,000	$ 300,000	$ 588,921	$ (1,981,107)	$ 1,197,239
											-
Issuance of Series A Preferred Stock					16,938,240	287,950					287,950
Issuance of Series A-1 Preferred Stock			41,960,060	2,979,164							2,979,164
Net Loss				-		-		-	-	(2,157,986)	(2,157,986)

Balance as of June 30, 2021				$ 2,979,164		$ 2,577,375		$ 300,000	$ 588,921	$ (4,139,093)	$ 2,306,367

	Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in-Capital	Deficit	Equity (Deficit)

Balance as of January 1, 2022			68,097,240	$ 4,498,515	188,508,830	$ 2,589,375	3,000,000,000	$ 300,000	$ 1,378,921	$ (15,565,264)	$ (6,798,453)

Issuance of Series A Preferred Stock					771,700	10,804					10,804
Issuance of Series A-1 Preferred Stock			785,740,235	62,073,497							62,073,497
Issuance of Series A-2 Preferred Stock	56,474,604	$ 44,368,803									44,368,803
Offering Costs		(998,203)									(998,203)
Forgiveness of Debt										49,166	49,166
Net Loss		-		-		-		-	-	(31,113,897)	(31,113,897)

Balance as of June 30, 2022	56,474,604	$ 43,370,600	853,837,475	$ 66,572,012	189,280,530	$ 2,600,179	3,000,000,000	$ 300,000	$ 1,378,921	$ (46,629,995)	$ 67,591,717

See accompanying notes to financial statements.

Boxabl Inc.

Statements of Cash Flows

For the six months ended June 30, 2022 and 2021

	June 30, 2022	June 30, 2021
Operating Activities:
Net Loss	$ (31,113,897)	$ (2,157,986)
Adjustments to Reconcile Net Loss to Net Cash
Depreciation and Amortization	501,913	71,738
Convertible Note Expenses	15,313,322	-

Changes in Operating Assets and Liabilities:
Accounts Receivable	488,949	-
Deposits on Inventory	13,439	-
Inventory	(2,633,883)	-
Other Current Assets	(125,974)	(3,604,067)
Accounts Payable	(28,376)	774,731
Deferred Revenue	(4,317,332)	2,275,892
Customer Deposits	1,501,882	310,800
Accrued Liabilities	113,338	-
Other Current Liabilities	(63,905)	-
Other Long Term Liabilities	(18,457)	-

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(20,368,981)	(2,328,892)

Investing Activities:
Purchase of Property and Equipment and Deposits	(1,325,956)	(1,760,229)
Leasehold Improvements Escrow Account	-	(1,575,434)
Deposits	(611,616)	1,000

NET CASH USED IN INVESTING ACTIVITIES	(1,937,572)	(3,334,663)

Financing Activities:
Proceeds from Convertible Promissory Notes Payable	15,028,258	5,078,166
Offering Costs	(998,203)	(25,865)
Proceeds From Sale of Series A Preferred Stock	-	287,950
Proceeds From Sale of Series A-1 Preferred Stock	219,964	2,979,164
Proceeds From Sale of Series A-2 Preferred Stock	43,440,693	-

NET CASH PROVIDED BY FINANCIAL ACTIVITIES	57,690,712	8,319,415

Net increase in Cash and Cash Equivalents	35,384,159	2,655,860

Cash and Cash Equivalents - Beginning of Period	21,415,506	3,676,341

Cash and Cash Equivalents - End of Period	$ 56,799,665	$ 6,332,201

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

NOTE 1- INCORPORATION AND NATURE OF OPERATIONS

Boxabl Inc., is a development stage Nevada (“C”) corporation originally organized as a Nevada limited liability company, on December 2, 2017. The corporation converted from a Nevada limited liability company to a Nevada corporation on June 16, 2020. The financial statements of Boxabl Inc., (which may be referred to as the “Company”, “Boxabl”, “we”, “us” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s headquarters are in Las Vegas, Nevada.

Boxabl Inc., (which may refer to its product as “boxes”, “casita”, “ADU” or “Alternative Dwelling Unit”) is in the process of building a new type of modular box with the help of modern manufacturing processes. Its product will result in superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately 80% less building material. The Company has also developed patented pending shipping technology, which will help it serve large geographic areas from one factory. This innovation allows the Company to serve the entire USA and even international markets.

NOTE 2 – GOING CONCERN

The Company incurred a net loss of $15,800,575 during the six months ended June 30, 2022 and currently has limited revenues, which creates substantial doubt of its ability to continue as a going concern.

The Company expects to obtain funding through debt and equity placement offerings until it consistently achieves positive cash flows from operations. The continuing viability of the Company and its ability to continue as a going concern is dependent on the Company being successful in its continued efforts in growing its revenue and/or accessing additional sources of capital. Management’s plan to address this need includes, (a) continued exercise of tight controls to conserve cash, and (b) obtaining additional equity financing. There are no assurances that our plans will be successful. See Notes 7 and 9 for additional information and amounts raised regarding the Company’s offerings.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with GAAP and are expressed in U.S. dollars. The Company’s fiscal year end is December 31.

Financials Statements

Stockholders’ equity section of the Balance Sheet Series A-1 Preferred stock and Common stock shares issued now reflects the retroactive carry back of the 1-to-10 stock split. Generally Accepted Accounting Principles requires all stock figures disclosed on comparative financial statements to retroactively reflect any stock splits. Series A Preferred stock, Series A-1 Preferred stock, and Common stock issued and outstanding as of June 30, 2022 and December 31, 2021, have been changed to conform to stock split.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise; government policies. These adverse conditions could affect the Company’s financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic.  Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates.  Measures taken by various governments to contain the virus have affected economic activity. We have taken a several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our stakeholders and securing the supply of material that are essential to our production process. At this stage, the impact on our business and results has not been significant. We do expect a reduction in the supply of goods and materials from our foreign suppliers. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our stakeholders. The COVID-19 Coronavirus caused raised prices and supply chain issues that slowed down our production and caused us to have to request a new delivery date on the ADS order which was granted. There were no other serious impacts.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company’s control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our Boxes.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

There are three levels of inputs that may be used to measure fair value:

•Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

•Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Accounts Receivable

Account Receivable are stated at the amount management expects to collect on balances outstanding at year -end. The Company uses the allowance method for uncollectable accounts receivable.  The allowance for doubtful accounts is based on management’s evaluation of outstanding accounts receivable at the end of the year.  As of June 30, 2022, an allowance was not required.

Inventory

Inventory consists of raw materials, work in progress, and finished goods and is valued at the lower of cost or net realized value with the cost determined using the weighted average method.  Damaged and obsolete inventory are valued based on management’s best estimate and any difference charged to expense. As of June 30, 2022, inventory consisted primarily of raw materials.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of approximately five years. Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. Major improvements with economic lives greater than one year are capitalized. Leasehold improvements will be depreciated over the lesser of the lease term or the estimated useful life.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  No impairment charges were recorded for the six months ended June 30, 2022.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended June 30, 2022 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-19. In addition, the adoption of the ASU did not have an impact on operations and financial statements. The Company determines revenue recognition through the following steps:

-Identification of a contract with a customer.

-Identification of the performance obligations in the contract.

-Determination of the transaction price.

-Allocation of the transaction price to the performance obligations in the contract.

-Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Revenue is recorded net of sales tax collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company records a liability for deposits for future products. The liability is relieved, and revenue is recognized once the revenue recognition criteria is met.

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units for a total contract price of $9,245,574. The Company received a progress payment from the customer of $2,346,893 in December 2020, $2,275,892 in February 2021, and $2,311,393.50 in October 2021.

The Company delivered 33 units of Casitas by December 31, 2021.  The Company invoiced the purchaser for $1,955,795 as total sales and recorded $488,949 as accounts receivable after applying $1,466,846 of advance payment.  The balance of advance payment as of December 31, 2021 in the amount of $5,467,332 is reflected as deferred revenue.

The Company has delivered the remaining purchase orders of 123 Casitas by June 30, 2022 and received the full payment for those orders.

The Company has received $3,475,894 in customer deposits for over 7,700 Boxabl units as of June 30, 2022. The balance of customer deposits as of December 31, 2021 was $1,767,424.  The amounts are reflected as customer deposits as the deposit does not guarantee a sales contract and is tandem to a reservation. The customer can request a refund of the deposit until a sale agreement is executed.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products used in the production of the Company’s finished products, shipping, the related labor, and overhead charges associated with that production. For 2020, the cost of goods sold incurred more than revenues recorded in connection with the contract are classified as research and development as those were determined to be costs associated with improving the Company’s process, in tandem to a prototype.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

In the second half of October 2021, the Company began production of Casitas.  The Company incurred much higher production costs due to various factors, including the following:

•Inefficiencies due to new machinery and newness of product and procedures which required significant training of the workforce.

•In order to catch up with its delivery obligation under the sales contract, the Company hired additional outside labor and paid overtime and double time shifts.

•Tight skilled labor market which caused higher labor rate.

•Supply chain delivery issues which caused the purchase of several items of material from local vendors with a substantially higher price.

•The Company is still undertaking major research and development activities to streamline its production, substitute new material, and upgrade its equipment in order to automate its production.

•The one-shift production capacity of the factory is two per day.  The actual units produced in the last quarter of 2021 was only 35 units and only 143 units were produced during the first six months of 2022 – due to the above factors.

Advertising and Promotion

Advertising and promotion are expensed as incurred. Advertising and promotion expense for the six months ended June 30, 2022 amounted to approximately $2,612,868, which is included in sales and marketing expense.

Research and Development

Research and development costs consisting of design, materials, consultants related to prototype and process improvements and developments are expensed as incurred. Total research and development costs for the six months ended June 30, 2022 are $3,513,971.

Concentration of Credit Risk

Cash and Cash Equivalents:

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and cash equivalents.  Cash and cash equivalents are maintained at high quality financial institutions.  During the six months, the Company exceeded the Federal Deposit Insurance Corporation (FDIC) limit.  The Company has not experienced any losses with respect to its cash balances.  Based upon assessment of the financial condition of these institutions, management believes that the risk of loss of any uninsured amounts is minimal.

Customers:

In 2021 and 2020, the Company sold to one customer each year. Account receivable as of December 31, 2021 was related to only one customer.  For 2022, the Company finished delivering the product to the 2021 customer and have signed purchase orders with two new customers.

Inventory:

The Company imports a substantial part of its materials from overseas vendors: mainly China.  Consequently, the Company’s ability to purchase and the costs of its products are subject to political and economic situations, both in the United States and abroad. The Company maintains that the loss of one or more vendors would not have a material impact on the Company’s operations as replacements could be identified.

Income Taxes

The Company was formed as a Limited liability Company in Nevada for which the Company’s policy was to record distributions to its members related to the member’s federal and state income taxes that are attributable to the net income of the Company. The Company records such distributions when they are declared and made to the member. Federal and state income tax regulations require that the income or loss of a limited liability Company be included in the tax returns of the members; accordingly, there are no liabilities or provisions for income taxes recorded in the accompanying financial statements.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

On June 16, 2020, the Company converted to a Nevada Corporation. The conversion was tax-free under Internal Revenue Code, which is typically defined as a mere change in identity, form, or place of organization. Management elected to terminate the LLC election effective June 15, 2020 and the Company will operate for tax purposes as a C corporation from that date forward.

The Company accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Tax positions initially must be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

At June 30, 2022, the Company evaluated its net deferred tax assets of $2,616,470 and $167,794, respectively, which consisted primarily of net operating loss carry forwards and determined a full valuation allowance was appropriate.

At December 31, 2021, the Company’s gross net operating loss (“NOL”) carry forward was $12,512,604, which originated from losses from June 15, 2020 forward.  NOLs originating in 2020 and subsequent can be carried forward indefinitely.  The difference between the statutory rate of 21% and the effective tax rate is due to a full valuation allowance on deferred tax assets and permanent differences due to non-deductible interest expense.

As of June 30, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.  The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.  The Company’s tax return from 2018 forward is open to federal and state tax examination.  As of June 30, 2022, there were no ongoing tax examinations.

Deferred Offering Costs

Incremental costs directly associated with the offering of securities are deferred and charged against the gross proceeds of the offering upon completion. During the six months ended June 30, 2022, costs associated with the Company’s offerings totaled $339,839 and $149,800 which are netted against the related proceeds within stockholders’ equity (deficit), respectively. The Company had $13,000 of deferred offering costs, included in the non-current asset section, on the accompanying balance sheets at December 31, 2021 related to its Regulation A offering which was launched in 2022.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of revised shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022, diluted net loss per share is the same as basic net loss per share for each year. As of June 30, 2022, the Company’s potentially dilutive instruments were the convertible promissory notes for which a conversion price had not been established and the Series A and Series A-1 preferred stock for which is contingently convertible.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. Due to the FASB extension in June 2020, the guidance is effective for annual and quarterly periods beginning after December 15, 2021. The Company is currently determining the impact on their financial statements.  Management estimates the adoption of the lease standard will have a material effect on the financial statements for which the Company is still determining the impact.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Stock-Based Compensation

The Company uses ASC 718 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company's underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

NOTE 4 – PROPERTY AND EQUIPMENT

The Company’s property and equipment consist of the following amounts as of June 30, 2022:

June 30, 2022

Machinery, Equipment, and Furniture	$ 4,882,900
Leasehold Improvements	1,680,663
Technology Equipment and Software	495,279
7,058,842
Less: Accumulated Depreciation	(797,394

$ 6,261,448

As of June 30, 2022, the Company paid $266,201 for deposits on equipment. The total amount is recorded as Deposits on Equipment on the balance sheet.

During the six months ended June 30, 2022, the Company recognized $501,913 in depreciation expense.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

NOTE 5 – DEBT

Loan Payable to Officers

The Company executed a promissory note to the Company’s majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three casita prototypes. The principal balance outstanding bears a simple interest rate at the annual “prime rate” published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021. The note was paid in full in August 2021.

PPP Loan

In March 2021, the Company obtained a PPP loan in the amount of $49,166. The loan was forgiven in 2022 and is reflected in the Statement of Stockholders’ Equity.

Convertible Notes Payable

On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price ranging from 50-90% of the per share price paid by the purchasers of such equity securities in the offering. The conversion discount rates are based on timing and amount of the convertible promissory notes.  If the debt notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023. A beneficial conversion feature was not recorded as the convertible promissory notes are contingently convertible. In addition, costs incurred in connection with obtaining the convertible promissory notes were recorded as interest expense. As of December 31, 2021, the gross amount of convertible promissory notes was $30,925,075, in convertible promissory notes. Subsequent to December 31, 2021, the total amount of proceeds under convertible promissory increased to $44,680,721 due to additional borrowings, an increase of $13,755,546.

As of April 1, 2022, the Company had accrued interest of $910,635 for all outstanding convertible notes for the three months ended April 1, 2022.

On April 1, 2022, in connection with the Company’s launch of their Regulation A offering, all convertible promissory notes were converted into 785,297,135 Series A-1 Preferred stock, representing $44,680,721 of collection and $2,044,430 of accrued interest. Convertible promissory notes were converted at prices which were significantly lower than similar securities being sold at the same time. The Company recorded $15,313,322 as additional expense as a result of this conversion.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services.

The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company’s majority shareholder and CEO. Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty payments of 1% are due on royalty-bearing sales. As of June 30, 2022, $76,487 has been recorded as royalty expense in the accompanying financial statements.

See Note 5 and 7 for additional related party transactions.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

NOTE 7 – STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred and Common Stock

The Company converted to a C-Corporation in the state of Nevada on June 16, 2020.  In conjunction with the conversion, the Company authorized the issuance of 4.25 billion shares of common stock with a par value of $0.00001 and 750 million shares of preferred stock with a par value of $0.00001. The Company initially designated all shares of preferred stock as “Series A Preferred Stock”, see below for rights and preferences.

On June 16, 2020, 3 billion common shares were issued to the Company’s two stockholders in exchange for their membership interests in Boxabl, LLC.

On February 24, 2021, the Company filed an amendment to the articles of incorporation which increased the number of authorized preferred shares to 85 million, for which 202,516,980 and 647,483,020 shares (post split effected) were designated as Series A Preferred Stock and Series A-1 Preferred Stock, respectively.

On November 19, 2021, the Board of Director decided to increase the number of shares to the following: 6.6 billion shares of Common Stock of $0.00001 par value, 250 million shares of Series A Preferred Stock of $0.00001 par value, 1.1 billion shares of Series A-1 Preferred Stock of $0.00001 par value, 1.15 billion shares of Series A-2 Preferred Stock of $0.00001 par value, and 900 million shares of unclassified Preferred Stock of $0.00001 par value. Total of increased authorized shares is 10 billion. The balance sheet and notes in this report are reflected retroactively as discussed here.

The Series A Preferred Stock has the following preferences:

Holders of Series A Preferred Stock are not entitled to any voting rights. Shares of Series A preferred stock are convertible to common stock on a one for one basis upon the Company’s IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A Preferred Stock before payment is made to any holders of common stock. The Company’s Stockholders’ Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-1 Preferred Stock has the following preferences:

Holders of Series A-1 Preferred Stock are not entitled to any voting rights. Shares of Series A-1 Preferred Stock are convertible to common stock on a one for one basis upon the Company’s IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-1 Preferred Stock before payment is made to any holders of common stock. The Company’s Stockholders’ Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

The Series A-2 Preferred Stock has the following preferences:

Holders of Series A-2 Preferred Stock are not entitled to any voting rights. Shares of Series A-2 Preferred Stock are convertible to common stock on a one for one basis upon the Company’s IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-2 Preferred Stock before payment is made to any holders of common stock. The Company’s Stockholders’ Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The “Series A Original Issue Price” shall mean $0.017 per share, and the “Series A-1 Original Issue Price” shall mean $0.079 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, as the case may be.

The Company’s Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 155,158,910 Series A Preferred Stock at $0.014 per share during the year ended December 31, 2020.

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to Section 4(a)(2) to investors with established, pre-existing relationships to the Company at a price of $0.017 per share. The capital raise resulted in proceeds of $267,000 and the issuance of 15,705,880 Series A Preferred Stock at $0.017 per share as of December 31, 2020.  The Company received an additional $299,950 in proceeds and the issuance of 17,644,040 Series A Preferred Stock at $0.017 per share as of December 31, 2021.

On December 13, 2020, the Company engaged a broker dealer to perform administrative and compliance related functions in connection with the Company pending Regulation A capital raise of up to $49,500,000. No underwriting or placement agent services will be provided. As compensation for the services, the Company has agreed to pay the broker dealer a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA.

On October 17, 2020, the Company entered into an exclusive placement agency agreement. Under the terms of the agreement the Company is to pay 7.5% of the aggregate subscription proceeds for equity sold under the ongoing offerings including the pending Regulation A offering. In December 2020, the Company paid $13,000, and was recorded in other assets as deferred offering costs in the accompanying balance sheet as of December 31, 2020.

On May 3, 2021, the Company offered up to $3,930,000 in Series A-1 Preferred Stock at $0.071 with a minimum target amount of $10,000.

Starting 2022, the Company offered Series A-2 Preferred shares sold for $0.80 under Regulation A and under Regulation D in the following brackets - $20,000 - $0.76 $100,000 - $0.72 $1,000,000 - $0.68 $10,000,000 - $0.64 $100,000,000 - $0.60.

On March 31, 2022, the Company has been qualified to raise up to $68,500,000 pursuant to Regulation A offering.  The Company is offering a maximum of 85,625,000 shares of its Series A-2 Preferred Stock at a price of $0.80 per share on a “best-efforts” basis, as well as up to 35,714,290 shares of its Series A Preferred Stock at a price of $0.014 per share.  The Company has set a minimum of $3,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A-2 Preferred Stock.  As of July 24, 2022, the Company has sold 48,430,832 Preferred Series A-2 shares under Regulation A offering for $38,744,666 and 17,716,200 Preferred Series A-2 for $13,316,656 under Regulation D. In addition, the Company has sold 1,278,900 Series A shares for $17,905 and 994,900 Series A-1 shares for $78,597.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

Stock Incentive Plan

In 2021, the Company’s board of directors authorized the 2021 Stock Option Plan which allows for the issuance of options to purchase 150,000,000 shares of the Company’s common stock. During the year ended December 31, 2021, the Company granted stock options to purchase 81,075,300 shares of Class A common stock, of which 44,226,100 vested immediately upon issuance. The remainder vest over a period of 36 months. The fair values of options granted was approximately $1,816,140 in the six months ended June 30, 2022. The options have an exercise price of $0.07 and expire 10 years from date of issuance.

As of December 31, 2021, there were 68,924,700 shares available for issuance under the Equity Incentive Plan.

During the six months ended June 30, 2022, the Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5 - 6.50
Risk-free interest rate	2.0%
Expected volatility	39.77%
Annual dividend yield	0.0%

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the "simplified method," as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

During the year ended December 31, 2021, the Company recognized $790,000 of stock compensation expense related to stock options which is included within general and administrative expenses. The fair value of options granted were $1,816,140 in the six months ended June 30, 2022. Future stock option compensation expense related to these options to be recognized is $1,026,140 which is expected to be expensed over the remaining vesting period of 33 months. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Significant Contracts

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units, for a total contract price of $9,245,574. The 156 Casitas are to be delivered upon completion. The Company has received three progress payments as of December 31, 2021. The first progress payment of $2,346,893 was received in December 2020. The second progress payment of $2,275,892 was received in February 2021, within the 120-day terms of the purchase order acceptance. The third progress payment in the amount of $2,311,394 was received in October 2021 and the remaining amount will be paid based on number of units to be delivered. The Company delivered 33 units by December 31, 2021 and the rest by June 30, 2022. The Company received in full the balance on sales contract.

Operating Lease – Property 1

On December 29, 2020, the Company signed a 65-month lease for their 173,000 sq ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525,000 security deposit, first month’s rent, $87,229, and first-month’s Tenant’s Percentage of Operating Expense Fees (CAM’s) $19,109, have been paid to the landlord. The monthly CAM will vary from month to month. The first month CAM will begin on May 1, 2021. The Company’s first five (5) months have been abated by the landlord and the Company will begin making monthly rent payments on October 1, 2021. Rents increase by 3% annually.  Total rent expense for the six months ended December 31, 2021 was $903,214 As of December 31, 2021, the Company has deferred rent liability of $434,631 due to the straight lining of rent expense.

The following table summarizes the Company’s future minimum commitment under the non-cancellable operating lease agreements as of June 30, 2022.

Date	Total
June 2023	$1,093,075
June 2024	1,125,860
June 2025	1,159,636
June 2026	1,194,425
June 2027	306,048
Totals	$4,879,044

Litigation

There are no legal proceedings, which the Company believes will have a material adverse effect on its financial position.

Boxabl Inc.

Notes to Financial Statements

June 30, 2022

Operating Lease – Property 2

On June 10, 2022, the Company signed a 73-month lease for a 132,960 sq ft warehouse, commencing the earlier of (a) 30 days after substantial completion of tenant work by the landlord or (b) tenant commencing operation in the building.  At present, management believes the commencement date would be in October 2022.  The Company paid $611,616 as security deposit and the first month’s rent, including CAM in the amount of $122,323.  The lease allows one-month free rent subject to no default during the lease term.  The initial base rent is $103,709 and CAM is $18,614. The base rent will increase 4% every year.

The following table summarizes the Company’s future minimum commitment under the non-cancellable operating lease agreements:

Date	Total
2022	$207,418
2023	1,256,950
2024	1,307,228
2025	1,359,516
2026	1,413,896
2027 and Thereafter	2,737,277
Totals	$ 8,282,285

Stock Option Plan and Issuances

In 2022, the Company authorized the issuance of options to purchase 19,675,571 shares of the Company’s common stock to employees and consultants. The options have exercise price of $0.57 per share.

Sales Agreements

In February 2022, the Company entered into an agreement with a major home builder.  The agreement calls for an investment of $1,000,000 as convertible notes and a purchase commitment of 100 units of casitas upon the notification by the Company that production could be started.  The customer invested $1,000,000.

The Company received two purchase orders from a customer to sell 200 units of casitas for a total sales price of $11,500,000.  The company received $1,150,000 as a deposit.  The Company will be informed by the customer upon the customer’s readiness for accepting the casitas.

The Company has evaluated subsequent events through September 28, 2022, the issuance date of these financial statements.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Fourth Amended and Restated Articles of Incorporation **

2.2	Bylaws **

3.1	Form of Second Amended Stockholders Agreement**

4.1	Form of Subscription Agreement for Series A-1 Preferred Stock **

4.2	Form of Subscription Agreement for Series A Preferred Stock **

4.3	Form of Subscription Agreement for Series A-2 Preferred Stock – Republic **

4.4	Form of Subscription Agreement for Series A-2 Preferred Stock - StartEngine **

4.5	Form of Subscription Agreement for Series A-2 Preferred Stock **

4.6	Form of Subscription Agreement for Common Stock of our Selling Stockholder **

6.1	License Agreement with Build IP, LLC **

6.2	Facilities Lease Agreement **

6.4	Initial Purchase Orders and Related Agreements**

6.5	Form of Room Module Order Agreement**

6.6	Promissory Note with Paolo Tiramani**

6.8	Amendment No. 1 to License Agreement with Build IP, LLC **

 ** Filed as exhibits to the company’s Form 1-A (File No. 024-11419), and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boxabl Inc.

/s/ Paolo Tiramani
Chief Executive Officer Date: September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Paolo Tiramani
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: September 28, 2022